

Mail Stop 3561

April 12, 2016

David A. Gust
Chief Executive Officer
ThrillCorp, Inc.
7830 W. Sand Lake Rd., Suite 500
Orlando, FL 32819

> **Re:** **ThrillCorp, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed March 29, 2016**
> **File No. 024-10531**

Dear Mr. Gust:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2016 letter.

Form 1-A

Item 4. Summary Information Regarding the Offering

1. We note that you have indicated that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit with your next amendment. Refer to Item 17(13) of Part III of Form 1-A.

Offering Circular

Securities Being Offered, page 33

2. Please tell us whether new Section 1(g) of the revised form of subscription agreement creates restrictions on transfer of the Class B Common Stock by investors. In that regard, we note the reference in that section to consent by the company to transfers "in its sole discretion." Please also revise your offering circular to disclose any restrictions on alienability of the securities being offered. Refer to Item 14(a)(1)(x) of Part II of Form 1-A. Please also provide related risk factor disclosure, or tell us why you do not believe that this presents a material risk.

Notes to Financial Statements

Note 5 – Commitments, page 48

3. We note your response to our prior comment 7. Please provide your analysis as to why you believe that the agreement with EarlyShares is not a material agreement. In that regard, we note the disclosure in the notes to the financial statements regarding the consideration paid and payable under the agreement. Alternatively, please file this agreement as an exhibit with your next amendment.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Sara Hanks, Esq.